SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Penson Worldwide, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

709600100
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

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CUSIP No. 709600100	13G	Page 2 of 13

1		NAME OF REPORTING PERSONS Tunstall Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 203,884**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 203,884**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,884**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

2

CUSIP No. 709600100	13G	Page 3 of 13

1		NAME OF REPORTING PERSONS Tunstall Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 203,884**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 203,884**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,884**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%**
12		TYPE OF REPORTING PERSON* HC, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

3

CUSIP No. 709600100	13G	Page 4 of 13

1		NAME OF REPORTING PERSONS Highland Capital Management Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 203,884**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 203,884**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,884**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.7%**
12		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

4

CUSIP No. 709600100	13G	Page 5 of 13

1		NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,852,191**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,852,191**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,191**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%**
12		TYPE OF REPORTING PERSON* IA, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

5

CUSIP No. 709600100	13G	Page 6 of 13

1		NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,852,191**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,852,191**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,852,191**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%**
12		TYPE OF REPORTING PERSON* HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

6

CUSIP No. 709600100	13G	Page 7 of 13

1		NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,056,075**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,056,075**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,075**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4%**
12		TYPE OF REPORTING PERSON* HC, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4.

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SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Tunstall Capital Management, L.P., a Delaware limited partnership (“Tunstall Management”), Tunstall Capital Management GP, LLC, a Delaware limited liability company (“Tunstall GP”), Highland Capital Management Services, Inc., a Delaware corporation (“Highland Services”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of Highland Services and Strand. Highland Services is the sole member of Tunstall GP. Tunstall GP is the general partner of Tunstall Management. Tunstall Management is the investment advisor to certain private investment funds (collectively, the “Tunstall Funds”). Strand is the general partner of Highland Capital. Highland Capital is the investment advisor to certain private investment funds (the “Highland Funds” and together with the Tunstall Funds, the “Private Funds”). This Schedule 13G relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Penson Worldwide, Inc., a Delaware corporation (the “Issuer”), held by the Private Funds.

Item 1(a) Name of Issuer.

Penson Worldwide, Inc.

Item 1(b)   Address of Issuer’s Principal Executive Offices.

1700 Pacific Avenue, Suite 1400

Dallas, Texas 75201

Item 2(a) Name of Person Filing.

(1) Tunstall Capital Management, L.P.

(2) Tunstall Capital Management GP, LLC

(3) Highland Capital Management Services, Inc.

(4) Highland Capital Management, L.P.

(5) Strand Advisors, Inc.

(6) James D. Dondero

Item 2(b) Address of Principal Business Office, or, if none, Residence.

For all Filers:

13455 Noel Rd., Suite 800

Dallas, Texas 75240

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Item 2(c) Citizenship or Place of Organization.

(1) Tunstall Capital Management, L.P. is a Delaware limited partnership.

(2) Tunstall Capital Management GP, LLC is a Delaware limited liability company.

(3) Highland Capital Management Services, Inc. is a Delaware corporation.

(4) Highland Capital Management, L.P. is a Delaware limited partnership.

(5) Strand Advisors, Inc. is a Delaware corporation.

(6) James D. Dondero is a U.S. citizen.

Item 2(d) Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e) CUSIP Number.

709600100

Item 3 Reporting Person.

Inapplicable.

Item 4 Ownership.

(a)	Tunstall Management, Tunstall GP and Highland Services may be deemed the beneficial owners of the 203,884 shares of Common Stock held by the Tunstall Funds. This amount consists of 203,884 shares of Common Stock issuable upon conversion of presently convertible notes held by the Tunstall Funds.
Highland Capital and Strand may be deemed the beneficial owners of the 1,852,191 shares of Common Stock held by the Highland Funds.
Mr. Dondero may be deemed the beneficial owner of the 2,056,075 shares of Common Stock held by the Private Funds. This amount consists of (i) 203,884 shares of Common Stock issuable upon conversion of presently convertible notes and (ii) 1,852,191 shares of Common Stock.
(b)	Tunstall Management, Tunstall GP and Highland Services may be deemed the beneficial owners of 0.7% of the outstanding shares of Common Stock. This percentage was determined by dividing 203,884, the number of shares of Common Stock held directly by the Tunstall Funds, by the sum of (i) 27,643,789, which is the number of shares of Common Stock outstanding as of November 7, 2011, according to the Issuer’s Form 10-Q filed on November 9, 2011 with the Securities and Exchange Commission, plus (ii) the 203,884 shares of Common Stock issuable upon conversion of presently convertible notes held by the Tunstall Funds.
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Highland Capital and Strand may be deemed the beneficial owners of 6.7% of the outstanding shares of Common Stock. This percentage was determined by dividing 1,852,191, the number of shares of Common Stock held directly by the Highland Funds, by 27,643,789, which is the number of shares of Common Stock outstanding as of November 7, 2011, according to the Issuer’s Form 10-Q filed on November 9, 2011 with the Securities and Exchange Commission.
Mr. Dondero may be deemed the beneficial owner of 7.4% of the outstanding shares of Common Stock. This percentage was determined by dividing 2,056,075, the number of shares of Common Stock held directly by the Private Funds, by the sum of (i) 27,643,789, which is the number of shares of Common Stock outstanding as of November 7, 2011, according to the Issuer’s Form 10-Q filed on November 9, 2011 with the Securities and Exchange Commission, plus (ii) the 203,884 shares of Common Stock issuable upon conversion of presently convertible notes held by the Private Funds.
(c)	Tunstall Management, Tunstall GP and Highland Services have the shared power to vote and dispose of the 203,884 shares of Common Stock held by the Tunstall Funds.
Highland Capital and Strand have the shared power to vote and dispose of the 1,852,191 shares of Common Stock held by the Highland Funds.
Mr. Dondero has the shared power to vote and dispose of the 2,056,075 shares of Common Stock held by the Private Funds.

Item 5 Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7    Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8     Identification and Classification of Members of the Group.

Inapplicable.

Item 9     Notice of Dissolution of Group.

Inapplicable.

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Item 10     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits      Exhibit 99-1

Joint Filing Agreement, dated February 1, 2012, by and among Tunstall Capital Management, L.P., Tunstall Capital Management GP, LLC, Highland Capital Management Services, Inc., Highland Capital Management, L.P., Strand Advisors, Inc. and James D. Dondero.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2012

TUNSTALL CAPITAL MANAGEMENT, L.P.

By: Tunstall Capital Management GP,

      LLC, its general partner

By: Highland Capital Management Services, Inc.,
        its sole member

By: /s/ James D. Dondero

Name: James D. Dondero

Title: President

TUNSTALL CAPITAL MANAGEMENT GP, LLC

By: Highland Capital Management Services, Inc.,
       its sole member

By: /s/ James D. Dondero

Name: James D. Dondero

Title: President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By: /s/ James D. Dondero

Name: James D. Dondero

Title: President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc., its general partner

By: /s/ James D. Dondero

Name: James D. Dondero

Title: President

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STRAND ADVISORS, INC.

By: /s/ James D. Dondero

Name: James D. Dondero

Title: President

/s/ James D. Dondero

James D. Dondero

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